

February 2, 2021

Dean Bulter
Chief Financial Officer
Synaptics Inc
1251 McKay Drive
San Jose, CA 95131

      Re: Synaptics Inc
          Form 10-K for the Fiscal Year Ended June 27, 2020
          Filed on August 21, 2020
          File No. 000-49602

Dear Mr. Bulter:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 27, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

1.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose that net revenue was impacted by changes in units sold and average selling prices. Please quantify the extent to which the overall change in revenues is attributable to each identified factor and explain in reasonable detail the reasons driving fluctuations in each factor. Ensure that your revised disclosures assist in satisfying the requirements of Item 303(a) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance

Notes to Consolidated Financial Statements
4. Divestiture, page F-17

2.   We note that you divested your TDDI product line in April 2020. Based on the pro forma financial statements provided in your Form 8-K filed April 16, 2020, it appears that TDDI was quantitatively material to your statements of operations, including revenues and operating, pre-tax, and net income. Please tell us how you determined TDDI did not meet the criteria to qualify as discontinued operations under ASC 205-20-45-1B.

12. Segment, Customers, and Geographic Information, page F-33

3.   Although you disclose you have a single reportable segment, we note that management refers to your product lines during earnings calls as "businesses" and that the management team on your website includes Senior Vice President and General Manager positions for the PC & Peripherals, Wireless Connectivity, Multimedia, and Smart Sensing and Display Divisions. Please tell us in sufficient detail how you determined that you have only one reportable segment. In doing so, tell us each operating segment you have identified under ASC 280-10-50-1 and provide us with the following information:

- Tell us the title and describe the role of the Chief Operating Decision Maker ("CODM") and each of the individuals that report to the CODM;

- Identify and describe the role of each segment manager;

- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

- Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared; and

- Explain to us the responsibilities of each Senior Vice President and General Manager identified above, including to whom they report and how they are compensated.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jean Yu at 202-551-3305 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing